                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13A-16 OR 15B-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                               For April 14, 2004

                       Distribution and Service D&S, Inc.
                 -----------------------------------------------
                 (Translation of registrant's name into English)


                  Avenida Presidente Eduardo Frei Montalva 8301
                  ---------------------------------------------
                                    Quilicura
                                    ---------
                                    Santiago
                                    ---------
                                      Chile
                                    ---------
                    (Address of principal executive offices)


                            Form 20-F X Form 40-F

            Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes   No X

                DISTRIBUCION Y SERVICIO D&S S.A. (THE "COMPANY")
                               REPORT ON FORM 6-K

                                TABLE OF CONTENTS

1. A free English translation from Spanish of a notice concerning the Company's General Shareholders' Meeting;

2. A free English translation of a filing by the Company with the Chilean Superintendencia de Valores y Seguros relating to the General Shareholders' Meeting, dated April 13, 2004;

3. A free English translation from Spanish of a notice concerning the Company's General Shareholders' Meeting, as published in the El Mercurio newspaper on April 13, 2004.

                        DISTRIBUCION Y SERVICIO D&S S.A.
                            Publicly held corporation
                           Securities Register No 0593

                  SUMMONS ANNUAL GENERAL SHAREHOLDERS' MEETING

Dear Shareholders:

As agreed by the Board of Directors and, in accordance with the Company by-laws, we hereby summon a General Shareholders' Meeting to be held on April 29, 2004 at 10:00 a.m. at the Company offices located on Avenida Presidente Eduardo Frei Montalva No 8301, municipality of Quilicura in order to submit the following matters for your consideration:

1. To submit for approval of the Shareholders' Meeting the Annual Report, General Balance Sheets, Financial Statements and the External Auditor's Report of the Company as of December 31, 2003.

2 To adopt a resolution in connection with year-end results and distribution of dividends.

3.    To set compensation for the Board of Directors.

4. To set the compensation and the budget for the Directors' Committee in accordance with Article 50 bis of the Law No 18.046.

5. To appoint External Auditors and Credit Rating Agencies for the fiscal year 2004.

6. To review the agreements made by the Board of Directors relative to operations completed in accordance with Article 44 of the Corporations Law No 18.046.

7. In general, to review the Company's business performance and to discuss any other topics within the Regular Shareholders' Meeting's area of responsibility.

                        CONSOLIDATED FINANCIAL STATEMENTS

The Audited Consolidated Financial Statements of the Company as of December 31, 2003, will be published in "La Segunda de Santiago" newspaper on April 15, 2004 for the information of shareholders.

               ATTENDANCE TO THE SHAREHOLDERS' MEETING AND PROXIES

All Shareholders registered in the Company Shareholders Registry as of April 22, 2004, that is, five working days prior to the meeting, are entitled to participate in the General Shareholders' Meeting summoned by the present notice. Qualification of proxies, if applicable, will be done the same day of the meeting, at the time the meeting is to be initiated.

             DISTRIBUTION OF ANNUAL REPORT AND FINANCIAL STATEMENTS

In accordance with the provisions of Article 75 of the Law No 18.046, and to letter Circular number 1,108 dated January 14, 1993, issued by the Superintendency of Securities and Insurance, the Company is authorized to restrict the distribution of the Annual Report and Financial Statements corresponding to fiscal year ended December 31, 2003, to those shareholders registered in the Company Shareholders Registry whose ownership amounts to at least 26,382 or more shares registered to their names, and to those who explicitly request this information in writing, which will then be mailed shortly by the Company as per the shareholders' instructions.

Regardless of the above, shareholders may request these documents directly at the Company offices located on Avenida Presidente Eduardo Frei Montalva No 8.301, municipality of Quilicura in Santiago, from 8:30 am to 5:00 pm, where a sufficient number of copies are available to shareholders who wish to examine such information.

                                            THE CHAIRMAN.

                                   [D&S LOGO]
--------------------------------------------------------------------------------
              [LIDER LOGO][LIDER VECINO LOGO][LIDER EXPRESS LOGO]

               Registration Number 593 at the Securities Registry

                                                        Santiago, April 13, 2004

Mr. Alejandro Ferreiro Yazigi
Superintendent
Superintendency of Securities and Insurance
1449 Libertador Bernardo O'Higgins Avenue
Santiago

Dear Sir:

In compliance with the stipulations in General Regulations Number 30, Section II, Number 2.3 letter J and form letter Number 347 of the Superintendency of Securities and Insurance we hereby attach a copy of the letter sent on this date and a copy of the publication made of the first call for the Annual General Shareholders' Meeting of Distribucion y Servicio D&S S.A., an open stock corporation, registered at the Securities Registry under number 593, to be held on the 29th of April, 2004, at 10:00 in the morning at the company's offices located in Eduardo Frei Montalva Avenue, Number 8301, in the municipality of Quilicura, in the city of Santiago.

The second and third call for the previously mentioned Annual General Shareholders' Meeting will be published on the 16th and 20th of April respectively, in El Mercurio newspaper.

The previously mentioned publications are made in compliance with that which is stipulated in article 59 of Law number 18.046 governing public corporations and article number 62 of such law's regulations.

Cordially yours,


                           Juan Cristobal Lira Ibanez
                                General Manager

cc.   Santiago Stock Exchange
      Chile Electronic Stock Exchange
      Valparaiso Stock Exchange
      New York Stock Exchange
      Latibex - Madrid Stock Exchange

--------------------------------------------------------------------------------
             Av. Presidente Eduardo Frei Montalva # 8301 - Quilicura
               Telefono : (56-2) 200 5000 - Fax : (56-2) 200 5100
                          Internet : http://www.dys.cl

FIRST NOTICE OF D&S'S GENERAL SHAREHOLDERS' MEETING PUBLISHED IN EL MERCURIO NEWSPAPER ON APRIL 13, 2004.

                        DISTRIBUCION Y SERVICIO D&S S.A.
                            Publicly held corporation
                           Securities Register No 0593

                  SUMMONS ANNUAL GENERAL SHAREHOLDERS' MEETING

As agreed by the Board of Directors and, in accordance with the Company by-laws, we hereby summon to General Shareholders' Meeting to be held on April 29, 2004 at 10:00 a.m. at the Company offices located on Avenida Presidente Eduardo Frei Montalva No 8301, municipality of Quilicura, in order to submit the following matters for your consideration:

1. To submit for approval of the Shareholders' Meeting the Annual Report, General Balance Sheets, Financial Statements and the External Auditor's Report of the Company as of December 31, 2003.

2 To adopt a resolution in connection with year end results and distribution of dividends.

3.    To set compensation for the Board of Directors.

4. To set the compensation and the budget for the Directors' Committee in accordance with Article 50 bis of the Law No 18.046.

5. To appoint External Auditors and Credit Rating Agencies for the fiscal year 2004.

6. To review the agreements made by the Board of Directors relative to operations completed in accordance with Article 44 of the Corporations Law No 18.046.

7. In general, to review the Company's business performance and to discuss any other topics within the Regular Shareholders' Meeting's area of responsibility.

                        CONSOLIDATED FINANCIAL STATEMENTS

The Audited Consolidated Financial Statements of the Company as of December 31, 2003, will be published in "La Segunda de Santiago" newspaper on April 15, 2004 for the information of shareholders.

               ATTENDANCE TO THE SHAREHOLDERS' MEETING AND PROXIES

All Shareholders registered in the Company Shareholders Registry as of April 22, 2004, that is, five working days prior to the meeting, are entitled to participate in the General Shareholders' Meeting summoned by the present notice. Qualification of proxies, if applicable, will be done the same day of the meeting, at the time the meeting is to be initiated.

             DISTRIBUTION OF ANNUAL REPORT AND FINANCIAL STATEMENTS

In accordance with the provisions of Article 75 of the Law No 18.046, and to letter Circular number 1,108 dated January 14, 1993, issued by the Superintendency of Securities and Insurance, the Company is authorized to restrict the distribution of the Annual Report and Financial Statements corresponding to fiscal year ended December 31, 2003, to those shareholders registered in the Company Shareholders Registry whose ownership amounts to at least 26,382 or more shares registered to their names, and to those who explicitly request this information in writing, which will then be mailed shortly by the Company as per the shareholders' instructions.

Regardless of the above, shareholders may request these documents directly at the Company offices located on Avenida Presidente Eduardo Frei Montalva No 8.301, municipality of Quilicura in Santiago, from 8:30 am to 5:00 pm, where a sufficient number of copies are available to shareholders who wish to examine such information.

                                            THE CHAIRMAN.

                        DISTRIBUCION Y SERVICIO D&S S.A.





                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

                                    DISTRIBUCION Y SERVICIO D&S S.A.

                                    By: /s/ Miguel Nunez
                                        ---------------------------------------
                                        Chief Financial Officer

Dated: April 14, 2004